Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Completes Patient Enrollment in a Phase 2a Trial to Evaluate Tolerability and Anti-Tumor Activity of Milciclib in Hepatocellular Carcinoma (HCC)

New York/London, 3 December 2018 – Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, announces that patient enrollment in the ongoing Phase 2a clinical trial (CDKO-125A-010) is completed. This is a single-arm, repeated-dose, 6-month duration study to evaluate safety, tolerability and anti-tumor activity of Milciclib in Sorafenib-refractory or -intolerant patients with unresectable or metastatic HCC. Topline data from this multi-center trial, being conducted in Italy, Greece and Israel, will be available in the second quarter of 2019.

Previously we reported interim analysis data from the first 10 patients, following 6 months of treatment, showing that Milciclib (100 mg once daily; 4 days on/3 days off every 4 weeks defining each cycle) was well-tolerated in this HCC patient population. It was concluded by an Independent Data Monitoring Committee (IDMC) that there were no major signals of tolerability concerns, and the IDMC allowed continuation of patient enrollment in the trial. Following completion of 6 months of treatment, three patients opted to continue treatment under the compassionate use program. Notably, one patient is still continuing treatment in the 14th month and the other two patients received treatment until 9th month and 13th month, respectively.

About HCC

HCC is the 5th most common cancer and the 3rd cause of cancer mortality worldwide.  In 2007 the approval by the European Medical Agency (EMA) and Food and Drug Administration (FDA) of Sorafenib (Nexavar®), an inhibitor of several receptor tyrosine kinases, in HCC represented the first systemic therapy for improving outcome in patients unsuitable for loco-regional and surgical therapies and created a new standard of treatment for the disease. However, although significant in respect to placebo, the benefits of Sorafenib are modest; the response rate is less than 3%, the improvement in median survival is 2-3 months and the drug-related symptoms are not ordinary. The complex multi-factorial etiology of HCC warrants a need for systemic therapies that target different signaling cascades to provide improved efficacy and safety for both naive patients presenting with unresectable, advanced stage and those who suffer recurrence after curative treatments (resection, ablation and transplantation).

About Milciclib

Milciclib (PHA-848125AC) is a small molecule inhibitor of several cyclin dependent kinases such as CDK1, CDK4, CDK5 and CDK7. CDKs are serine threonine kinases that play crucial roles in progression of the cell cycle from G1 to S phase. Overexpression of CDKs and other downstream signaling pathways that regulate cell cycles have been frequently associated with development of resistance towards chemotherapies.  In a Phase 1 study, oral treatment with Milciclib was well-tolerated and the drug showed promising clinical responses in patients with advanced solid malignancies such as in NSCLC, pancreatic and colon cancer, thymic carcinoma and thymoma. Additionally, milciclib met its primary endpoint in two separate Phase 2 multi-center clinical trials (CDKO-125A-006: 72 patients and CDKO-125A-007: 30 patients) in thymic carcinoma and thymoma patients.

About Sorafenib

Sorafenib (co-developed and co-marketed by Bayer and Onyx Pharmaceuticals as Nexavar®) is a small molecular multi-tyrosine kinase inhibitor drug approved for the treatment of primary kidney cancer (advanced renal cell carcinoma), HCC, and radioactive iodine resistant advanced thyroid carcinoma. Treatment with Sorafenib induces autophagy, which may suppress tumor growth. However, autophagy can also cause drug resistance.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For further enquiries:

Tiziana Life Sciences plc	+44 (0)20 7493 2853
Gabriele Cerrone, Chairman and founder

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0883
Liam Murray / Jo Turner

Stockdale Securities Limited (Broker)	+44 (0)20 7601 6125
Andy Crossley / Antonio Bossi